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                              May 27, 2021

       Juan Fernandez Pascual
       Chief Executive Officer and Chief Financial Officer
       Genesis Unicorn Capital Corp.
       281 Witherspoon Street
       Suite 120
       Princeton, NJ, 08540

                                                        Re: Genesis Unicorn
Capital Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Confidentially
Submitted May 3, 2021
                                                            CIK No. 0001853112

       Dear Mr. Pascual:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 Confidentially Submitted May 3, 2021

       Summary
       Exercise Period, page 12

   1. You disclose here that you have agreed to use your best efforts to file a registration statement covering the
Class A common shares underlying the warrants within 45
                                                        business days after the
closing of your initial business combination, and to cause it to become effective within
90 business days. Disclosure on pages 55 and 124 states that these time periods are
15 and 60 business days, respectively, after the initial business combination. Please
revise to clarify the timing of these obligations.
 Juan Fernandez Pascual
FirstName  LastNameJuan  Fernandez Pascual
Genesis Unicorn Capital Corp.
Comapany
May        NameGenesis Unicorn Capital Corp.
     27, 2021
May 27,
Page 2 2021 Page 2
FirstName LastName
Principal Stockholders, page 114

2. The number of shares reflected as beneficially owned by each of the sponsor and the five officer and director nominees in the table do not sum to the total number of shares
         (2,805,000) presented for    All executive officers and directors as a
group    after the
         offering. Please revise or advise.
3. The table discloses that your sponsor, officers and directors will collectively hold 22.1%
         of your common stock following the offering, but disclosure elsewhere in the filing, including on pages 13, 15 and 77, indicates that they will own 20% and disclosure on pages 25 and 31 states that your initial stockholders will own approximately 19.6%.
         Please revise.
       You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Brian Daughney